Fig Publishing, Inc.

599 Third St., Suite 211

San Francisco, CA 94107

July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jan Woo

Re:	Fig Publishing, Inc.
Post-qualification Amendment No. 2, filed July 16, 2021, to
Offering Statement on Form 1-A
File No. 024-11304

Dear Ms. Woo:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Post-qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m. Eastern Time on Wednesday, July 21, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President and Director